UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of August 2022

Commission File Number:  001-34153

Global Ship Lease, Inc.

(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited

25 Wilton Road

London SW1V 1LW

United Kingdom

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim consolidated financial statements, and the accompanying notes thereto, for the six months ended June 30, 2022, of the Global Ship Lease, Inc. (the “Company”).

The information contained in Exhibit 99.1 to this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-234343, 333-235305 and 333-258800) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: August 4, 2022	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is management’s discussion and analysis of financial condition and results of operations of Global Ship Lease, Inc. for the six month periods ended June 30, 2022 and 2021. The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto, included in this report, the discussion and analysis included in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 24, 2022 (the “Annual Report”), and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.

Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “CMA CGM” refers to CMA CGM S.A., currently a major charterer, “Technomar” refers to Technomar Shipping Inc., our ship technical manager and “Conchart” refers to Conchart Commercial Inc. our commercial ship manager. Unless otherwise indicated, all references to “$” and “dollars” in this report are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity. All share and per share amounts disclosed in this report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of vessel acquisitions and the likelihood of success in acquiring additional ships to expand our business.

Forward-looking statements appear in a number of places in this report and in our Annual Report, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this report. The risks described under “Risk Factors” are not exhaustive. Other sections of this report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this report.

1

Overview

We are a containership owner, incorporated in the Republic of the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.

As of June 30, 2022, we owned 65 vessels, with a total carrying capacity of 342,348 TEU with an average age, weighted by TEU capacity, of 15.4 years.

We are responsible for the operation and technical management of each ship, which primarily includes crewing, providing lubricating oils, maintaining the ship, arranging and supervising periodic drydocking and performing work required by regulations.

The majority of our ship technical management agreements are with Technomar, a company of which our Executive Chairman is the Founder, Managing Director, and majority beneficial owner, for an annual management fee. The manager provides all day-to-day ship technical management, including, among other things, crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. As of the date of this report, Technomar provided technical ship management services for all but six of our vessels (“Third-Party Managed Vessels”), which were purchased by us in July 2021.

We pay Technomar a daily management fee of Euro 715 from January 1, 2022, compared to Euro 700 for 2021, per vessel, payable in U.S. dollars, which, in addition to the technical ship management services noted above, includes administrative support services provided to the Global Ship Lease group, including accounting and financial reporting, treasury management services and legal services.

A third-party ship manager provides technical and crew services for the Third-Party Managed Vessels. We pay $200,000 per annum per vessel for technical management services and $4,000 per month per vessel for crew services for these vessels. The minimum contract period is two years from each vessel’s delivery date, with the second year being subject to certain performance parameters of the manager. The technical management agreements with the third-party managers may be terminated by either party by giving two months’ written notice with termination to be effective no sooner than the expiry of the minimum term. A termination payment of a one month fee is payable if the technical management agreement is terminated by either party.

In addition, each of our vessel-owning subsidiaries for the Third-Party Managed Vessels has entered into a Supervision Agreement with Technomar, pursuant to which Technomar supervises the third-party manager in order to ensure the services are fulfilled as required under the third party management agreements. In addition, Technomar undertakes the provision of Technical, Drydock, Insurance, Freight and Claims Handling Services as well as accounting, administrative & support services. The terms of the Supervision Agreements are similar, mutatis mutandis, to the terms of our existing technical management agreements with Technomar. Pursuant to the Supervision Agreements, we pay a supervision fee of $150 per day per vessel, which, subject to the vessel-owning subsidiary’s approval, may be increased every January 1 by not more than 2.5%. The minimum duration is from the delivery date of each vessel to us until the earlier of either (i) the termination of the third party management agreement or (ii) the lapse of 24 calendar months from the delivery date in which case the Supervision Agreement automatically converts to a Technomar technical management agreement under agreed terms as per our existing Technomar management agreements, with a minimum duration until September 30, 2026 and with the first budget to be agreed on the date of conversion.

Conchart Commercial Inc. provides commercial management services to us pursuant to commercial management agreements. Our Executive Chairman is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart, is responsible for (i) marketing of our vessels, (ii) seeking and negotiating employment of our vessels, (iii) advise us on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions.

Technomar and Conchart are related parties of ours.

See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” in our Annual Report for a more detailed description of our ship management agreements.

2

Our financial results are largely driven by the following factors:

•	the continued performance of the charter agreements;
•	the number of vessels in our fleet and their charter rates;
•	the terms under which we recharter our vessels once the existing time charters have expired;
•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise are off-hire;
•	our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;
•	impairment of our vessels and other non-current assets; and
•	access to, and the pricing and other terms of, our financing arrangements.

Adjusted to include all charters agreed up to August 3, 2022, the average remaining term of our charters as at June 30, 2022, to the mid-point of redelivery, including options under our control and other than if a redelivery notice has been received, was 2.6 years on a TEU-weighted basis. The charter rate that we will achieve on the renewal of an expiring charter will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or for unexpected accidents and incidents also affect the actual amount of revenues we receive.

The container shipping industry is cyclical and subject to significant volatility. The container shipping industry suffered an extended cyclical downturn lasting from the Global Financial Crisis in 2008—2009 through 2016. Financial performance of container shipping companies subsequently improved however, the industry remained under pressure due to oversupply of container ship capacity. 2020 saw a substantial downturn, triggered by the global COVID-19 pandemic. However, the industry has recovered markedly, commencing late 2020 with volumes, freight rates, charter rates and vessel values all increasing substantially. Recently, however, growing geopolitical and macroeconomic concerns have led to some loss of directionality in the market. Charter payments have been received on a timely basis in 2021 and year-to-date 2022 and, as of June 30, 2022, charter hire was up to-date. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.

3

Operating Fleet

The table below provides certain information about our fleet of 65 containerships as of June 30, 2022, including charters agreed up to August 03, 2022:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $
CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (ex UASC Al Khor) (1)	9,115	31,764	2015	ZIM (3)	2Q27 (3)	4Q27 (3)	65,000 (3)
Anthea Y (1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
ZIM Xiamen (ex Maira XL)(1)	9,115	31,820	2015	ZIM (3)	3Q27 (3)	4Q27 (3)	65,000 (3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	2Q25	23,000
GSL Ningbo	8,603	34,340	2004	MSC	2Q27	4Q27 (5)	22,500 (5)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (6)	16,500 (6)
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q23	4Q24 (6)	14,500 (6)
GSL Grania	7,847	29,190	2004	Maersk	3Q23	4Q24 (6)	14,500 (6)
Mary (1)	6,927	23,424	2013	CMA CGM	3Q23	1Q24	25,910
Kristina (1)	6,927	23,421	2013	CMA CGM	2Q24	4Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	3Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	3Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	1Q24	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (7)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (7)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (7)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (7)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (7)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (7)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (7)
Tasman	5,936	25,010	2000	Maersk	2Q23	1Q24	12,000 (8)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500 (9)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	4Q27	36,500 (9)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (9)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (9)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	2Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (10)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	4Q27	22,000 (11)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	25,350 (11)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	25,350 (11)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	25,350 (11)
GSL Rossi	3,421	16,420	2012	Gold Star/ZIM	1Q26	3Q26	38,875
GSL Alice	3,421	16,543	2014	CMA CGM	1Q23	2Q23	21,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	2Q23	3Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	2Q25	3Q25	35,600 (12)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,500
GSL Lalo	2,824	11,950	2006	ONE	4Q22	1Q23	18,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	1Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	ONE	3Q22	1Q23	18,500
Tbr GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Westwood	4Q22	1Q23	19,250
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000
GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900

4

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)

In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)

ZIM Norfolk (ex UASC Al Khor) & ZIM Xiamen (ex Maira XL). On November 22, 2021 we announced the forward fixture of these two ships, upon the expiry of their existing charters in the second and third quarters of 2022, respectively, for approximately five years each at a charter rate of $65,000 per day.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)

GSL Ningbo is chartered to MSC at $22,500 per day to July 2023; thereafter the charter has been extended by 48 to 52 months, at a rate expected to generate annualized Adjusted EBITDA of approximately $16.6 million.

(6)

GSL Eleni delivered 2Q2019 is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year each, at the option of the charterer. For GSL Kalliopi and GSL Grania the first option periods were exercised in May 2022. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively, with these new rates to apply from 3Q 2022.

(7)

Contract cover for each ship is for a firm period of at least three years from the date each vessel is delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey.

(8)	Tasman. 12-month extension at charterer’s option was declared in May 2022, at an increased rate of $20,000 per day. The new rate is to apply from 3Q 2022.
(9)

Ultra-high reefer ships of 5,470 TEU each. These ships delivered in September and October of 2021. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(10)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(11)

GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America. In July 2022, these four vessels were forward fixed for five years +/- 45 days at charter rates expected to generate annualized Adjusted EBITDA of approximately $11.3 million per vessel. The new charter for GSL Susan is scheduled to commence in late 2022, while those for the other three ships are due to commence towards the end of 1Q 2023.

(12)	GSL Valerie. Chartered to ZIM at an average rate of $35,600 per day - $40,000 per day for the first 12 months, $36,000 per day for the next 12 months, and $32,000 per day for the remaining period.

5

Recent and Other Developments

Redemption of 8.00% Senior Unsecured Notes due 2024

On June 17, 2022, we announced the full redemption of the remaining outstanding 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”) of $89.0 million aggregate principal amount. The redemption was completed on July 18, 2022 at a price of 102.00% of the principal amount plus accrued and unpaid interest, up to but not including, the redemption date. Previously, on April 5, 2022, we completed the partial redemption of $28.5 million aggregate principal amount of the 2024 Notes at a price equal to 102.00% of the principal amount plus accrued and unpaid interest.

Private Placement of 5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the “Issuer”), an indirect wholly-owned subsidiary of us, closed on the private offering of $350.0 million of privately rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 USPP Notes”) to a limited number of accredited investors. The interest rate on the Notes was determined based on the 3.2 year Interpolated US Treasury Yield plus a spread of 2.85%.

We used the net proceeds from the private placement for the repayment of the remaining outstanding balance on our $236.2 million Senior Secured Loan Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were, or are expected to be, used for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is to be paid in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the 2027 USPP Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 USPP Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 USPP Notes are fully and unconditionally guaranteed by the Company.

Carbon Capture Initiative

On May 12, 2022 we announced our investment and participation in a carbon capture initiative led by Aqualung Carbon Capture AS (“Aqualung”), an innovator in carbon dioxide capture and separation technology, alongside other industry leaders in shipping, energy generation and infrastructure, and lithium production. We were invited to invest in Aqualung and to pool our technical expertise to support the application of Aqualung’s carbon capture solution to the maritime sector, with a particular focus on the development of containerized carbon capture units to be retrofit-able to containerships and other seagoing vessels.

Share Buyback

In April 2022, we repurchased 184,684 Class A common shares at an average price of $26.66 per share for a total of $4.9 million under the authorized program of $40.0 million for opportunistic share repurchases.

Interest Rate Caps

In February 2022, we entered into USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on $507.9 million of floating rate debt, which reduces over time and represented the remaining balance of the outstanding floating rate debt, after entering a similar interest rate cap in December 2021, on $484.1 million of floating rate debt, which also reduces over time, leaving us fully hedged on our floating rate debt.

Amendment to $268.0 Million Syndicated Senior Secured Credit Facility

In January 2022, we agreed an amendment to the existing $268.0 million Syndicated Senior Secured Credit Facility with an outstanding balance of $213.2 million, to extend the maturity date from September 2024 to December 2026, favorably amend certain covenants, and release three vessels from the facility’s collateral basket, at an unchanged rate of LIBOR + 3.00%. The three vessels were subsequently used as collateral for a new $60.0 million syndicated senior secured debt facility, maturing in July 2026 and priced at LIBOR + 2.75%, which was used to fully repay our 10.00% Blue Ocean junior debt facility and for general corporate purposes.

6

Critical Accounting Policies

The interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in our Annual Report.

For a further description of our significant accounting policies, please see note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this report.

(a)	Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(b)	Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2022 and for the year ended December 31, 2021.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of our vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

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(c)	Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by us are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, we perform step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

We use a number of assumptions in projecting our undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for our fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

During the six months ended June 30, 2022 and 2021, we evaluated the impact of current economic situation on the recoverability of all our other vessel groups and have determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the six months ended June 30, 2022 and 2021.

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(d)	Intangible assets and liabilities-charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (‘WACC’). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities -charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

(e)	Revenue recognition and related expense

We charter out our vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by us, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited condensed Consolidated Balance Sheets.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements we, as owner, are responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where we act as the lessee, we recognize an operating lease asset and a corresponding lease liability on the consolidated balance sheets. Following initial recognition and with regards to subsequent measurement we remeasure lease liability and right of use asset at each reporting date.

Leases where we act as the lessor are classified as either operating or sales-type / direct financing leases.

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In cases of lease agreements where we act as the lessor under an operating lease, we keep the underlying asset on the consolidated balance sheets and continue to depreciate the assets over their useful life. In cases of lease agreements where we act as the lessor under a sales-type / direct financing lease, we derecognize the underlying asset and record a net investment in the lease. We act as a lessor under operating leases in connection with all of our charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. We have entered into two agreements which qualify as failed sale and leaseback transactions as we are required to repurchase the vessels at the end of the lease term and we have accounted for the two agreements as financing transactions.

We elected the practical expedient which allows us to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

(f)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In December 2021, we purchased a USD one-month interest rate cap with an aggregate notional amount of $484.1 million, which amortizes over time as our outstanding debt balances decline. In February 2022, we further hedged our exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of our floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $6.6 million as at June 30, 2022 was recorded through our interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. We are designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based.” In this case, we have designated only a portion of our outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged.

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Financial Risk Management: Our activities expose us to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: We closely monitor our credit exposure to customers and counter-parties for credit risk. We have entered into commercial management agreement with Conchart, pursuant to which Conchart has agreed to provide commercial management services to us, including the negotiation, on behalf of us, vessel employment contracts. Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject us to concentrations of credit risk are accounts receivable cash and cash equivalents and time deposits. We do not believe our exposure to credit risk is likely to have a material adverse effect on our financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. We monitor cash balances appropriately to meet working capital needs.

(g)	Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased an interest rate cap with an aggregate notional amount of $484.1 million (“December 2021 hedging"), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This Transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $6.6 million as at June 30, 2022 was recorded through our interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged.

(h)	Recent accounting pronouncements

We do not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on our interim unaudited condensed consolidated financial statements.

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Results of Operations

Financial Results for the Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

The following table presents interim unaudited consolidated revenues and expenses for the six month periods ended June 30, 2022 and 2021. This information was derived from the interim unaudited condensed consolidated financial statements of operations of Global Ship Lease for the respective periods.

(Expressed in millions of U.S. dollars except share data)

	Six months ended June 30,
	2022	2021
OPERATING REVENUES
Time charter revenues (include related party revenues of $66.9 million and $65.0 million for each of the periods ended June 30, 2022 and 2021, respectively)	$284.7	$153.4
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $5.4 million and $1.0 million for each of the periods ended June 30, 2022 and 2021, respectively)	23.4	2.5
Total Operating Revenues	308.1	155.9

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $8.6 million and $6.9 million for each of the periods ended June 30, 2022 and 2021, respectively)	80.9	52.4
Time charter and voyage expenses (include related party time charter and voyage expenses of $3.0 million and $1.5 million for each of the periods ended June 30, 2022 and 2021, respectively)	9.5	3.9
Depreciation and amortization	40.1	25.5
General and administrative expenses	6.7	6.1
Gain on sale of vessel	—	(7.8)
Operating Income	170.9	75.8

NON-OPERATING INCOME/(EXPENSES)
Interest income	0.5	0.3
Interest and other finance expenses (include $19.1 million expenses relating to prepayment fees, acceleration of deferred financing costs, premium and $5.8 million Notes premium for each of the periods ended June 30, 2022 and 2021, respectively)	(48.7)	(39.3)
Other income, net	0.2	0.9
Fair value adjustment on derivative asset	6.6	—
Total non-operating expenses	(41.4)	(38.1)
Income before income taxes	129.5	37.7
Income taxes	—	—
Net Income	129.5	37.7
Earnings allocated to Series B Preferred Shares	(4.8)	(3.5)
Net Income available to Common Shareholders	$124.7	$34.2

Revenue and Utilization

Revenue from fixed-rate, mainly long-term, time-charters was $308.1 million in the six months ended June 30, 2022, up $152.2 million (or 97.6%) on revenue of $155.9 million for the prior year period. The increase in revenue is principally due to (i) a 44.8% increase in ownership days, due to the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021, resulting in 11,765 ownership days in the six months ended June 30, 2022, compared to 8,125 days in the same period of 2021, (ii) increased revenue on charter renewals at higher rates on 25 vessels, (iii) a $20.9 million credit from amortization of intangible liabilities arising on below-market charters attached to the newly acquired vessels, which was partially offset by an increase in unplanned offhire days from 61 days in the six months ended June 30, 2021 to 236 days in the same period of 2022. The 236 days of unplanned offhire in the six months ended June 30, 2022 include (i) an incident of a total of 141 days for main engine damage of two ships, (ii) 19 days for damage in diesel generator in one ship and (iii) offhire days due to COVID-19. The 309 days of planned offhire for drydockings in the six months ended June 30, 2022 were attributable to ten regulatory drydockings, while in the comparative period of 2021, the 195 days of planned offhire were mainly attributable to three regulatory dry-docking which had been completed and another three dry-dockings in progress as of June 30, 2021. Utilization for the six months ended June 30, 2022 was 95.1% compared to utilization of 96.5% in the same period of the prior year.

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The table below shows fleet utilization for the six month periods ended June 30, 2022 and 2021.

	Six months ended
	June 30,	June 30,
Days	2022	2021

Ownership days	11,765	8,125
Planned offhire - scheduled dry-dock	(309)	(195)
Unplanned offhire	(236)	(61)
Idle time	(30)	(27)
Operating days	11,190	7,842
Utilization	95.1%	96.5%

As of June 30, 2022, two more drydockings were in progress. In 2022, we anticipate 11 further drydockings.

Vessel Operating Expenses

Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 54.4% to $80.9 million in the six months ended June 30, 2022, compared to $52.4 million in the comparative period. The increase of $28.5 million was mainly due to 3,640, or 44.8%, net additional ownership days in the six months ended June 30, 2022 as the result of the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021. The average cost per ownership day was $6,875, compared to $6,450 for the prior year period, up $425 per day, or 6.6% mainly due to increased crew expenses as a result of COVID-19 and the conflict in Ukraine, increased insurance costs and increased lubricant expenses as a result of higher oil prices.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. For the six months ended June 30, 2022, time charter and voyage expenses were $9.5 million, or an average of $804 per day, compared to $3.9 million in the comparative period, or $479 per day, an increase of $325 per ownership day, or 67.8%. The increase was mainly due to the commissions on the 22 vessels acquired in 2021, all of which were delivered after March 31, 2021, plus higher costs for bunker fuel for owner’s account due to increase in unplanned off hire days, additional voyage administration costs and other voyage expenses mainly related to COVID 19 port restrictions and additional operational requests from charterers.

Depreciation and Amortization

Depreciation for the six months ended June 30, 2022 was $40.1 million, compared to $25.5 million in the comparative period, with the increase being due to the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021.

Gain on sale of vessel

The 2001-built, 2,272 TEU containership, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million.

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General and Administrative Expenses

For the six months ended June 30, 2022, general and administrative expenses were $6.7 million, compared to $6.1 million in the comparative period mainly due to the non-cash effect of accelerated stock based compensation expense recognized in the first and second quarter of 2022. The average general and administrative expense per ownership day for the six-month period ended June 30, 2022 was $572, compared to $755 in the comparative period, a decrease of $183 or 24.2%. The decrease in average general and administrative expenses is due to the increase in ownership days following the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) for the six months ended June 30, 2022 was $189.9 million, compared to $93.8 million for the comparative period, with the increase being due to the net acquisition of 22 vessels in 2021, all of which were delivered after March 31, 2021. Please see “Non-U.S. GAAP Financial Measure” below.

Interest Expense and Interest Income

Debt as at June 30, 2022 totaled $1,125.7 million, comprising $526.7 million of secured bank debt collateralized by vessels, $350.0 million of 2027 USPP Notes collateralized by vessels, $160.0 million under sale and leaseback financing transactions and $89.0 million of unsecured indebtedness on our 2024 Notes which were fully redeemed in July 2022. As of June 30, 2022, five of our vessels were unencumbered.

Debt as at June 30, 2021 totaled $835.4 million, comprising $684.2 million secured debt collateralized by our vessels, $68.7 million from sale and leaseback financing transactions and $82.5 million of unsecured indebtedness on our 2024 Notes. As of June 30, 2021, none of our vessels were unencumbered.

Interest and other finance expenses for the six months ended June 30, 2022 was $48.7 million, up from $39.3 million for the comparative period. The increase is mainly due to a prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of our Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of our Hellenic Credit Facility, $0.6 million premium paid on the redemption in April 2022 of $28.5 million of 2024 Notes and a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of our Blue Ocean Junior Credit Facility compared to $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021 plus the acceleration of deferred financing charges of $3.7 million, and the acceleration of amortization of original issue discount associated with the redemption of the 2022 Notes of $1.1 million plus the prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility, plus the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of our Odyssia Credit Facilities.

Interest income for the six months period ended June 30, 2022 was $0.5 million, compared to $0.4 million for the comparative period.

Other Income, Net

Other income, net was $0.2 million for the six month period ended June 30, 2022, compared to $0.9 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on the remaining balance of $507.9 million of floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $6.6 million for the six months ended June 30, 2022 was recorded through our interim unaudited condensed consolidated statements of income.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares, carry a coupon of 8.75%, the cost of which for the six months ended June 30, 2022 was $4.8 million, compared to $3.5 million for the comparative period. The increase was due to additional Series B Preferred Shares issued under our ATM program since July 1, 2021.

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Net Income Available to Common Shareholders

Net income available to common shareholders for the six months ended June 30, 2022 was $124.7 million, after $6.6 million fair value adjustment on derivatives, a prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of our Hayfin Credit Facility, the non-cash write off of deferred financing charges of $0.3 million on the full repayment of our Hellenic Credit Facility, $0.6 million premium paid on the redemption in April 2022 of $28.5 million of 2024 Notes and a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of our Blue Ocean Junior Credit Facility.

Earnings per share for the six months ended June 30, 2022, was $3.41, an increase of 241.0% from the earnings per share for the comparative period, which was $1.00.

Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of our operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, charges for share based compensation, impairment losses, fair value adjustments on derivatives and amortization on intangible liabilities. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. We have not provided a reconciliation of forward looking Adjusted EBITDA to the most directly comparable US GAAP measure because such US GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

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Adjusted EBITDA (Unaudited)

(Expressed in millions of U.S. dollars)

		Six months ended
		June 30,	June 30,
		2022	2021
Net income available to Common Shareholders		124.7	34.2

Adjust:	Depreciation and amortization	40.1	25.5
	Amortization of intangible liabilities	(23.4)	(2.5)
	Gain on sale of vessel	—	(7.8)
	Fair value adjustment on derivative asset	(6.6)	—
	Interest income	(0.5)	(0.4)
	Interest expense	48.7	39.3
	Share based compensation	2.1	1.9
	Earnings allocated to preferred shares	4.8	3.5
Adjusted EBITDA		189.9	93.8

Liquidity and Capital Resources

Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years. Six drydockings were completed during the six months ended June 30, 2022 and two more drydockings were in progress as of June 30, 2022.

The main factor affecting our operating cash flow in a period is the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance and, other than from any asset sales and purchases, are the payments for costs of drydockings and vessel upgrades, the timing of the payment of interest, which is mainly quarterly, including on our 2024 Notes, and amortization of our debt.

Our credit facilities require that we maintain certain levels of minimum liquidities and on group basis we maintain $20.0 million minimum liquidity at each quarter. In addition, we intend to declare and make quarterly dividend payments amounting to approximately $2.4 million per quarter on our Series B Preferred Shares on a perpetual basis and in accordance with the Certificate of Designation governing the terms of our Series B Preferred Shares, based on the amount outstanding as of June 30, 2022. Finally, we may, in the discretion of our Board of Directors, declare and pay dividends on our common shares, subject to, among other things, any applicable restrictions contained in our current and future agreements governing our indebtedness, including our credit facilities, and available cash flow.

On May 9, 2022 we announced a dividend of $0.375 per Class A common share from the earnings of the first quarter 2022, paid on June 2, 2022 to common shareholders of record as of May 24, 2022, amounting to $13.8 million. On August 4, 2022, we announced a dividend of $0.375 per Class A common share from the earnings of the second quarter 2022 to be paid on September 2, 2022 to common shareholders of record as of August 23, 2022.

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Other than costs for drydockings and compliance with environmental and decarbonization regulations, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.

All our revenues are denominated in U.S. dollars and a portion of our expenses are denominated in currencies other than U.S. dollars. As of June 30, 2022, we had $308.1 million in cash and cash equivalents, including $119.1 million restricted cash and time deposits of $7.8 million and from free available cash $22.5 million are associated with credit facilities minimum liquidity covenants and $90.8 million have been utilized to fully redeem the 2024 Notes in July 2022. Our cash and cash equivalents are mainly held in U.S. dollars, with relatively small amounts of UK pounds sterling and Euros. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

Due to our charter coverage and nature of our operating and financial costs, our cashflows are predictable and visible, at least in the near to medium term. We have policies in place to control treasury activities within the group. For example, all new credit facilities must be approved by our Board of Directors, and cash deposits can only be made with institutions meeting certain credit metrics and up to predetermined limits by institution.

Our floating rate debt is represented by drawings under a number of secured credit facilities. In December 2021, we hedged our exposure to a potential rising interest rate environment by putting in place a USD one-month LIBOR interest rate cap of 0.75% through fourth quarter 2026, on $484.1 million of our floating rate debt, which reduces over time and represents approximately half of the then outstanding floating rate debt. In February 2022, we entered into a further USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026 on $507.9 million of remaining floating rate debt, which also reduces over time and represented approximately half of the outstanding floating rate.

17

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Global Ship Lease for the six month periods ended June 30, 2022 and 2021.

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:
Net income	$129.5	$37.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$40.1	$25.5
Gain on sale of vessel	—	(7.8)
Amortization of derivative assets' premium	0.1	—
Amortization of deferred financing costs	6.1	5.4
Amortization of original issue discount on repurchase of notes	0.3	7.1
Amortization of intangible liabilities-charter agreements	(23.4)	(2.5)
Fair value adjustment on derivative asset	(6.6)	—
Prepayment fees on debt repayment	15.2	3,1
Share based compensation	2.1	1.9
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(6.2)	$(5.6)
Increase in inventories	(0.5)	(0.1)
Increase in derivative asset	(15.4)	—
Decrease in accounts payable and other liabilities	(1.0)	(3.1)
Decrease /(increase) in related parties' balances, net	2.2	(0.5)
Increase in deferred revenue	0.6	0.6
Unrealized foreign exchange loss	—	—
Net cash provided by operating activities	$143.1	$61.7
Cash flows from investing activities:
Acquisition of vessels and intangibles	$—	$(98.4)
Cash paid for vessel expenditures	(3.2)	(2.2)
Advances for vessel acquisitions and other additions	(2.3)	(26.0)
Cash paid for drydockings	(15.3)	(4.2)
Net proceeds from sale of vessels	—	16.5
Time deposits withdrawal	0.1	—
Net cash used in investing activities	$(20.7)	$(114.3)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$—	$22.7
Repurchase of 2022 Notes, including premium	—	(239.2)
Repurchase of 2024 Notes, including premium	(29.1)	—
Proceeds from drawdown of credit facilities and sale and leaseback	60.0	461.8
Proceeds from 2027 USPP Notes	350.0	—
Repayment of credit facilities and sale and leaseback	(79.9)	(53.8)
Repayment of refinanced debt,including prepayment fees	(276.6)	(146.9)
Deferred financing costs paid	(9.3)	(7.9)
Net proceeds from offering of Class A common shares, net off offering costs	—	67.6
Repurchase of Class A common shares	(4.9)	—
Proceeds from offering of Series B preferred shares, net of offering costs	—	34.3
Class A common shares-dividend paid	(23.1)	(9.3)
Series B preferred shares-dividends paid	(4.8)	(3.5)
Net cash (used in)/provided by financing activities	$(17.7)	$125.8
Net increase in cash and cash equivalents and restricted cash	104.7	73.2
Cash and cash equivalents and restricted cash at beginning of the period	195.6	92.3
Cash and cash equivalents and restricted cash at end of the period	$300.3	$165.5
Supplementary Cash Flow Information:
Cash paid for interest	$25.3	$24.6
Non-cash investing activities:
Unpaid capitalized expenses	8.2	—
Unpaid drydocking expenses	7.4	1.9
Unpaid vessel expenditures	—	3.5
Non-cash financing activities:
Unpaid offering costs	—	0.1
Unpaid deferred financing costs	0.3	0.4
Unrealized gain on derivative assets	22.9	—

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Net Cash provided by operating activities for the six months ended June 30, 2022 compared to the six months ended June 30, 2021

Net cash provided by operating activities was $143.1 million for the six months ended June 30, 2022 reflecting mainly net income of $129.5 million, adjusted for depreciation and amortization of $40.1 million, amortization of derivative assets' premium of $0.1 million, amortization of deferred financing costs and original issue premium of $6.4 million, amortization of intangible liabilities of $23.4 million, fair value adjustment on derivative of $6.6 million, share-based compensation of $2.1 million, prepayment fees of $15.2 million plus decrease in working capital, including deferred revenue, of $20.3 million.

The adjustments to reconcile net income to net cash provided by operating activities for the six months ended June 30, 2021 were $25.5 million of depreciation and amortization, $7.8 million of gain on sale of La Tour, $12.5 million of amortization of deferred financing costs and original issue discount, $2.5 million of amortization of intangible liabilities, $1.9 million of share-based compensation, prepayment fees of $3.1 million plus decrease in working capital, including deferred revenue, of $8.7 million.

Cash used in investing activities for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021

Cash used in investing activities was $20.7 million for the six months ended June 30, 2022, as compared to $114.3 million for the same period in 2021. Cash used in investing activities for the six months ended June 30, 2022 was the result of (i) $5.5 million for improvements on all vessels, (ii) $15.3 million for regulatory drydockings and (iii) $0.1 million time deposit withdrawal. The principal reason for the decrease is additional investment in new vessels, additional spending on vessel improvements and additional advances for vessel acquisitions in 2021.

Cash used in investing activities for the six months ended June 30, 2021 was the result of (i) $98.4 million for the acquisition of six vessels, (ii) $28.2 million for improvements on all vessels and deposits for the 13 vessels, (iii) $4.2 million for regulatory drydockings and (iv) $16.5 million proceeds from sale of vessel La Tour.

Cash used in financing activities for the six months ended June 30, 2022 as compared to cash provided by financing activities for the six months ended June 30, 2021

Cash used in financing activities was $17.7 million for the six months ended June 30, 2022, compared to $125.8 million cash provided by financing activities in the same period of 2021.

Cash provided by financing activities for the six months ended June 30, 2022 was the result of (i) $356.5 million amortization of debt including prepayment fees; (ii) $9.3 million costs incurred in connection with new credit facilities; (iii) $29.1 million of repurchases of our 2024 Notes, including premium; (iv) $4.8 million and $23.1 million in dividends related to the Series B Preferred Shares and Class A common shares, respectively; (v) $4.9 million for the repurchase of Class A common shares; and (vi) $410.0 million from drawdowns under new credit facilities and 2027 USPP Notes (a) for the refinancing of our Hayfin Credit Facility using a portion of the net proceeds of our 2027 USPP Notes for the full prepayment of the remaining outstanding balance of $197.6 plus a prepayment fee of $11.3 million; and (b) for the full prepayment on June, 24 2022, of our Hellenic Bank Credit Facility using a portion of the net proceeds from the 2027 USPP Notes.

In July 2022 we fully redeemed the remaining outstanding 2024 Notes of $89.0 million aggregate principal amount at a price of 102.00% of the principal amount plus accrued and unpaid interest.

Cash provided by financing activities was $125.8 million for the six months ended June 30, 2021, compared to $67.8 million cash used in financing activities in the same period of 2020. Cash provided by financing activities for the six months ended June 30, 2021 was the result of (i) $200.7 million amortization of debt including prepayment fees; (ii) $7.9 million costs incurred in connection with new credit facilities; iii) $239.2 million of repurchases of our 2022 Notes; iv) $3.5 million and $9.3 million in dividends related to the Series B Preferred Shares and Class A common shares, respectively, net of (i) $461.8 million from drawdowns under new credit facilities (a) for the refinance of existing loans of Maira XL amounting to $51.7 million, Anthea Y amounting to $54.0 million, UASC Al Khor amounting to $51.7 million and the New Hayfin Credit Facility amounting to $236.2 million and (b) for a new credit facility in relation to the purchase of the six out of seven containerships of approximately 6,000 TEU each (the “Seven Vessels”) acquired in 2021, amounting to $64.2 million in total and the new sale and leaseback finance amounting to $14.7 million ; (ii) $34.3 million of net proceeds from offerings of our Depositary Shares (representing interests in our Series B Preferred Shares); (iii) $67.6 million of proceeds from offering of Class A common shares, net of offering costs; and (iv) $22.7 million net proceeds from issuance of our 2024 Notes.

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Indebtedness

Our indebtedness as of June 30, 2022 comprised:

Lender	30/6/2022	Collateral vessels	Interest Rate	Final maturity date
Chailease Credit Facility	4.8	Maira, Nikolas, Newyorker	LIBOR plus 4.2%	March 31, 2025
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)	197.2	Dolphin II, Athena, Kristina, Katherine, Agios Dimitrios, Alexandra, Alexis, Olivia I, Orca, Mary	LIBOR plus 3.0%	December 24, 2026
E.SUN, MICB, Cathay, Taishin Credit Facility	55.5	Dolphin II, Athena, Orca	LIBOR plus 2.75%	July 13, 2026
New Credit Agricole, CTBC, Sinopac Facility	46.6	ZIM Xiamen (ex Maira XL)	LIBOR plus 2.75%	April 14, 2026
New Deutsche Bank Credit Facility	47.0	ZIM Norfolk (ex UASC Al Khor)	LIBOR plus 3.25%	April 30, 2026
HCOB Credit Facility	48.8	GSL Arcadia, GSL Maria, GSL Dorothea, GSL Tegea, GSL Melita, GSL MYNY	LIBOR plus 3.5%	April-July, 2025
2027 USPP Notes	350.0	20 vessels	Interpolated interest rate of 2.84% plus margin of 2.85%	July 15, 2027
Sinopac Credit Facility	10.7	GSL Valerie	LIBOR plus 3.25%	September 2, 2026
Finance Lease with CMBFL	45.9	Anthea Y	LIBOR plus 3.25%	May 27, 2028
Finance Lease with Neptune	11.6	GSL Violetta	LIBOR plus 4.64%	February 13, 2026
Finance Lease with CMBFL	102.5	GSL Tripoli, GSL Syros, GSL Tinos, GSL Kithira	LIBOR plus 3.25%	September, 2027
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility	116.0	12 vessels	LIBOR plus 3.25%	July, 2026
2024 Notes	89.0	Unsecured	8.00%	December 31, 2024
	$ 1,125.7

Credit Facilities and other Financing Arrangements

2027 USPP Notes

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private offering of $350.0 million of privately rated/investment grade 5.69% 2027 USPP Notes to a limited number of accredited investors. Pricing on June 1, 2022 was based on the 3.2 year Interpolated US Treasury Yield (ICUR3.2) plus a spread of 2.85%.

We used the net proceeds from the private placement for the repayment of the remaining outstanding balances on our $236.2 million Senior Secured Loan Facility, Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were, or are expected to be, used for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is to be paid in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 USPP Notes are fully and unconditionally guaranteed by the Company.

As of June 30, 2022, the outstanding balance of this facility was $350.0 million.

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$60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, we, via our subsidiaries Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). We used a portion of the net proceeds from this credit facility to fully prepay the outstanding amount of the Blue Ocean Junior Credit facility, amounting to $26.2 million plus a prepayment fee of $4.0 million. All three tranches were drawn down in January 2022.

The new Facility is repayable in 8 equal consecutive quarterly instalments of $4.5 million and ten equal consecutive quarterly instalments of $2.4 million.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $55.5 million.

$12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, we, via our subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12.0 million with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The new Facility is repayable in 20 equal consecutive quarterly instalments of $0.4 million with a final balloon of $3.6 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $10.7 million.

$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, we entered into a facility with Credit Agricole Corporate and Investment Bank (“CACIB”), Hamburg Commercial Bank AG (“HCOB”), E.Sun Commercial Bank, Ltd (“ESUN”), CTBC Bank Co. Ltd. (“CTBC”) and Taishin International Bank (“Taishin”) for a total of $140.0 million to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The Facility is repayable in 6 equal consecutive quarterly instalments of $8.0 million, 8 equal consecutive quarterly instalments of $5.4 million and 6 equal consecutive quarterly instalments of $2.2 million with a final balloon of $35.6 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $116.0 million.

$51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, we, via our subsidiary Laertis Marine LLC, entered into a secured facility for an amount of $51.7 million with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.5 million.

The new Facility is repayable in 20 equal consecutive quarterly instalments of $1.2 million with a final balloon of $28.4 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $47.0 million.

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$64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, we entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG (the “HCOB Credit Facility”) for an amount of up to $64.2 million in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32.1 million were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21.4 million were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10.7 million was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the Facility is repayable in 16 equal consecutive quarterly instalments of $0.7 million.

This facility bears interest at LIBOR plus a margin of 3.50% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $48.8 million.

$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, we, via our subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51.7 million in order to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48.6 million. The secured credit facility has a maturity in April 2026. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).

The Facility is repayable in 20 equal consecutive quarterly instalments of $1.3 million with a final balloon of $26.2 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $46.6 million.

$9.0 Million Chailease Credit Facility

On February 26, 2020, we, via our subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC, entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9.0 million. The Chailease Bank Facility was used for the refinance of DVB Credit Facility.

The Facility is repayable in 36 consecutive monthly instalments $0.2 million and 24 monthly instalments of $0.1 million with a final balloon of $1.3 million payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 4.20% per annum.

As of June 30, 2022, the outstanding balance of this facility was $4.8 million.

$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, we entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224.3 million.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), First-Citizens & Trust Company, Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

22

Tranche A amounting to $230.0 million was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5.2 million starting from December 12, 2019 and a balloon payment of $126.0 million payable on September 24, 2024.

Tranche B amounts to $38.0 million was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million and a balloon payment of $18.0 million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, we agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in our favor at an unchanged rate of LIBOR + 3.00%. On July 1, 2022, the interest rate is SOFR plus a margin of 3.00% plus Credit Adjustment Spread (“CAS”) and is payable at each quarter end date.

The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.

As of June 30, 2022, the outstanding balance of this facility was $197.2 million.

9.875% First Priority Secured Notes due 2022

On October 31, 2017, we completed the sale of $360.0 million in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356.4 million. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. The 2022 Notes were fully redeemed in January 2021.

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on 16 of our vessels at that time and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by our 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.

On February 10, 2020, we completed an optional redemption of $46.0 million aggregate principal amount of its 2022 Notes at a redemption price of $48.3 million (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During the year ended December 31, 2020, we purchased $15.3 million of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.

On January 20, 2021, we optionally redeemed, in full, $233.4 million aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds we received from the New Hayfin Credit Facility, and cash on hand, at a redemption price of $239.2 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds was $10.6 million and is recorded within the interim unaudited condensed Consolidated Statements of Income for the six months ended June 30, 2021 as interest expense.

$120.0 Million Sale and Leaseback agreements – CMBFL Four Vessels

On August 26, 2021, we, via our subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into four $30.0 million sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As at September 30, 2021, we had drawdown a total of $90.0 million. The drawdown for the fourth vessel, amounting to $30.0 million, took place on October 13, 2021 together with the delivery of this vessel. We have a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement will be repayable in 12 equal consecutive quarterly instalments of $1.6 million and 12 equal consecutive quarterly instalments of $0.3 million with a repurchase obligation of $7.0 million on the final repayment date.

23

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of these sale and lease back agreements was $102.5 million.

$54.0 Million Sale and Leaseback agreement – CMBFL

On May 20, 2021, we, via our subsidiary Telemachus Marine LLC entered into a $54.0 million, sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46.6 million. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

The sale and leaseback agreement will be repayable in eight equal consecutive quarterly instalments of $2.0 million each and 20 equal consecutive quarterly instalments of $0.9 million with a repurchase obligation of $19.98 million on the final repayment date.

The sale and leaseback agreement matures in May 2028 and bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, we drew $54.0 million, which represented vessel purchase price $75.0 million less advanced hire of $21.0 million, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to us by the unrelated third party under this agreement.

As of June 30, 2022, the outstanding balance of this sale and leaseback agreement was $45.9 million.

$14.7 Million Sale and Leaseback agreement – Neptune Maritime Leasing

On May 12, 2021, we, via our subsidiary GSL Violetta LLC entered into a $14.7 million sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. We have a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, we did not derecognize the respective vessel from our balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, we drew $14.7 million under this agreement.

The sale and leaseback agreement will be repayable in 15 equal consecutive quarterly instalments of $0.8 million each and four equal consecutive quarterly instalments of $0.5 million with a repurchase obligation of $1.0 million on the last repayment date.

The sale and leaseback agreement matures in February 2026 and bears interest at LIBOR plus a margin of 4.64% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this sale and leaseback agreement was $11.6 million.

Covenants and Security

Certain of our credit facilities and other financing activities have financial covenants, which require us to maintain, on borrowers or subholding level, among other things:

•	minimum liquidity on borrowers level;

•	minimum market value of collateral for each credit facility, such that the aggregate market value of the vessels collateralizing the particular credit facility is between 120% and 135%, depending on the particular facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall; and

On group level, we have a minimum consolidated liquidity of not less than $20.0 million.

24

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:

•	incurring additional indebtedness or issuing certain preferred stock;
•	making any substantial change to the general nature of our business;
•	paying dividends on or repaying or distributing any dividend or share premium reserve;
•	redeeming or repurchasing capital stock;
•	creating or impairing certain securities interests, including liens;
•	transferring or selling certain assets;
•	entering into certain transactions other than arm’s length transactions;
•	acquiring a company, shares or securities or a business or undertaking;
•	entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our properties or assets;
•	experiencing any change in the position of Executive Chairman; and
•	changing the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminating or materially amending the management agreement relating to such vessel.

Our secured credit facilities and 2027 USPP Notes are generally secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;
•	first priority assignment of earnings and insurances from the mortgaged vessels;
•	pledge of the earnings account of the mortgaged vessel;
•	pledge of the equity interest of each of the vessel-owning subsidiaries; and
•	corporate guarantees.

Debt repaid in 2022

8.00% Senior Unsecured Notes due 2024

On November 19, 2019, we completed the sale of $27.5 million aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, we sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020. We have the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.

On November 27, 2019, we entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with our instructions, the Agent could offer and sell from time to time newly issued 2024 Notes.

In July 2021, we agreed to purchase twelve vessels for an aggregate purchase price of $233.9 million, part of which was financed by the issuance of $35.0 million 2024 Notes to the sellers. The remaining purchase price was financed by cash on hand and a new syndicated credit facility for a total of $140.0 million.

On April 5, 2022 we completed the redemption of $28.5 million aggregate principal amount of the 2024 Notes at a redemption price equal to 102.00% of the principal amount thereof plus accrued and unpaid interest. Upon completion of the redemption the outstanding aggregate principal amount of the 2024 Notes was $89.0 million.

As of June 30, 2022, the outstanding aggregate principal amount of the 2024 notes was $89.0 million. The outstanding balance, including the unamortized balance of the original issue premium, was $90.4 million.

On July 18, 2022, the remaining outstanding 2024 Notes were fully redeemed using a portion of the net proceeds from the private placement of $350.0 million aggregate principal amount of the 2027 USPP Notes, pursuant to a note purchase agreement, dated June 14, 2022.

25

$59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, we, via our subsidiaries, Global Ship Lease 30, 31 and 32, entered into a facility agreement with Hellenic Bank for an amount up to $37.0 million. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.

An initial tranche of $13.0 million was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $4.0 million payable together with the final instalment.

A second tranche of $12.0 million was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $4.0 million payable together with the final instalment.

The third tranche of $12.0 million was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $4.0 million payable together with the final instalment.

On December 10, 2019, we, via its subsidiaries Global Ship Lease 33 and 34, entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth.

Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $3.5 million payable together with the final instalment.

This facility bore interest at LIBOR plus a margin of 3.90% per annum.

On June, 24 2022, the Hellenic Bank Credit Facility was fully prepaid using a portion of the net proceeds from the private placement of $350.0 million aggregate principal amount of our 2027 USPP Notes, pursuant to a note purchase agreement, dated June 14, 2022.

As of June 30, 2022, the outstanding balance of this facility was $nil.

$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, we entered into the New Hayfin Credit Facility amounting to $236.2 million, and on January 19, 2021, we drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021. The New Hayfin Credit Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6.56 million, along with a balloon payment at maturity. The New Hayfin Credit Facility is secured by, among other things, first priority ship mortgages over 21 of our vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, we additionally repaid $5.8 million, and the vessel was released as collateral under our New Hayfin Credit Facility. On June 14, 2022, we used a portion of the net proceeds from 2027 USPP Notes for the full prepayment of the remaining outstanding balance $197.6 million plus a prepayment fee of $11.2 million.

As of June 30, 2022, the outstanding balance of this facility was $nil.

$38.5 Million Blue Ocean Junior Credit Facility

On September 19, 2019, we entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38.5 million relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility.

We fully drew down the facility on September 23, 2019 and it was scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024. This facility bears interest at 10.00% per annum.

26

During the year ended December 31, 2021, we used a portion of the net proceeds from the at-the-market issuance programs to prepay an amount of $12.3 million under this facility, plus a prepayment fee of $1.6 million.

On January 19, 2022, we used a portion of the net proceeds from the $60.0 million E.SUN, MICB, Cathay, Taishin Credit Facility to fully prepay the amount of $26.2 million under this facility, plus a prepayment fee of $4.0 million. Following these prepayments, as of June 30, 2022, the outstanding balance of this facility was $nil.

Leverage

Debt as at June 30, 2022 totaled $1,125.7 million, comprising $526.7 million secured debt collateralized by our vessels, $350.0 million of 2027 USPP Notes, $160.0 million from sale and leaseback financing transactions and $89.0 million of unsecured indebtedness on our 2024 Notes. As of June 30, 2022, five of our vessels were unencumbered.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months, including working capital requirements, drydocking costs, interest and debt repayment obligations.

As market conditions warrant, we may from time to time, depending upon market conditions and the provisions on our facilities/notes, seek to opportunistically prepay our outstanding indebtedness.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Interest rate risk mainly will apply to any future debt facility on floating rate since as of June 30, 2022 all outstanding loan balance in floating rate is hedged.

Sensitivity Analysis

Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Currently we are fully hedged on our floating rate debt of $686.7 million.

Foreign Currency Exchange Risk

The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. In the future, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, we do not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or to use financial instruments for trading or other speculative purposes.

27

Inflation

Historically, with the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we had not experienced a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. Currently, due to the conflict in Ukraine and the new macroeconomic environment, among other factors, there is inflationary pressure which may, in turn, increase certain of our other operating expenses, such as the cost of spares and supplies, transportation costs and other expenses, in addition to drydocking expenses and general and administrative expenses.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED JUNE 30, 2022

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$181,202	$67,280
Time deposits		7,800	7,900
Restricted cash		14,630	24,894
Accounts receivable, net		3,472	3,220
Inventories		11,953	11,410
Prepaid expenses and other current assets		22,425	25,224
Derivative assets	5	18,937	533
Due from related parties	7	773	2,897
Total current assets		$261,192	$143,358
NON - CURRENT ASSETS
Vessels in operation	3	$1,655,199	$1,682,816
Advances for vessels acquisitions and other additions	3	5,642	6,139
Deferred charges, net		48,383	37,629
Other non-current assets	2g	22,741	14,010
Derivative assets, net of current portion	5	33,222	6,694
Restricted cash, net of current portion		104,469	103,468
Total non - current assets		1,869,656	1,850,756
TOTAL ASSETS		$2,130,848	$1,994,114
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$18,509	$13,159
Accrued liabilities		28,191	32,249
Current portion of long - term debt	6	273,614	190,316
Current portion of deferred revenue		7,313	8,496
Due to related parties	7	602	543
Total current liabilities		$328,229	$244,763
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	6	$833,189	$880,134
Intangible liabilities - charter agreements	4	31,956	55,376
Deferred revenue, net of current portion		103,078	101,288
Total non - current liabilities		968,223	1,036,798
Total liabilities		$1,296,452	$1,281,561
Commitments and Contingencies	8	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,726,708 shares issued and outstanding (2021 – 36,464,109 shares)	9	$367	$365
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2021 – 43,592 shares)	9	—	—
Additional paid in capital		695,641	698,463
Retained Earnings		115,118	13,498
Accumulated other comprehensive income		23,270	227
Total shareholders' equity		834,396	712,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,130,848	$1,994,114

See accompanying notes to interim unaudited condensed consolidated financial statements

F-1

Global Ship Lease, Inc. Interim Unaudited Condensed Consolidated Statements of Income (Expressed in thousands of U.S. dollars except share and per share data)

		Six months ended June 30,
	Note	2022	2021
OPERATING REVENUES
Time charter revenues (include related party revenues of $66,929 and $65,001 for each of the periods ended June 30, 2022 and 2021, respectively)		$284,667	$153,390
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible l iabilities-charter agreements of $5,385 and $1,004 for each of the periods ended June 30, 2022 and 2021, respectively)	4	23,420	2,461
Total Operating Revenues		308,087	155,851

OPERATING EXPENSES
Vessel operating expenses (include related party vessel operating expenses of $8,609 and $6,868 for each of the periods ended June 30, 2022 and 2021, respectively)	7	80,886	52,406
Time charter and voyage expenses (include related party time charter and voyage expenses of $2,950 and $1,470 for each of the periods ended June 30, 2022 and 2021, respectively)	7	9,458	3,889
Depreciation and amortization	3	40,125	25,519
General and administrative expenses		6,736	6,131
Gain on sale of vessel	3	—	(7,770)
Operating Income		170,882	75,676

NON-OPERATING INCOME/(EXPENSES)
Interest income		515	364
Interest and other finance expenses (include $19,053 expenses relating to prepayment fees, acceleration of deferred financing costs, premium and $5,764 Notes premium for each of the periods ended June 30, 2022 and 2021, respectively)		(48,742)	(39,254)
Other income, net		178	933
Fair value adjustment on derivative asset	5	6,648	—
Total non-operating expenses		(41,401)	(37,957)
Income before income taxes		129,481	37,719
Income taxes		—	—
Net Income		129,481	37,719
Earnings allocated to Series B Preferred Shares	9	(4,768)	(3,495)
Net Income available to Common Shareholders		$124,713	$34,224
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	11	36,578,297	34,136,307
Diluted	11	36,749,408	34,168,093

Net Earnings per Class A common share
Basic	11	$3.41	$1.00
Diluted	11	$3.39	$1.00

See accompanying notes to interim unaudited condensed consolidated financial statements

F-2

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2022	2021
Net Income available to Common Shareholders		$124,713	$34,224
Other comprehensive income:
Cash Flow Hedge:
Unrealized gain on derivative assets	5	22,914	—
Amount realized and reclassified to earnings		129	—
Total Other Comprehensive Income		23,043	—
Total Comprehensive Income		$147,756	$34,224

See accompanying notes to interim unaudited condensed consolidated financial statements

F-3

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2022	2021
Cash flows from operating activities:
Net Income		$129,481	$37,719
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	40,125	25,519
Gain on sale of vessel	3	—	(7,770)
Amortization of derivative assets’ premium		129	—
Amortization of deferred financing costs	6	6,093	5,363
Amortization of original issue discount on repurchase of notes		326	7,136
Amortization of intangible liabilities - charter agreements	4	(23,420)	(2,461)
Fair value adjustment on derivative asset	5	(6,648)	—
Prepayment fees on debt repayment	6	15,197	3,056
Share based compensation	10	2,105	1,854
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(6,184)	(5,633)
Increase in inventories		(543)	(139)
Increase in derivative assets	5	(15,370)	—
Decrease in accounts payable and other liabilities		(1,015)	(3,148)
Decrease/(increase) in related parties' balances, net	7	2,183	(447)
Increase in deferred revenue		607	620
Unrealized foreign exchange loss		4	—
Net cash provided by operating activities		$143,070	$61,669
Cash flows from investing activities:
Acquisition of vessels and intangibles		—	(98,400)
Cash paid for vessel expenditures		(3,225)	(2,233)
Advances for vessels acquisitions and other additions		(2,324)	(25,957)
Cash paid for drydockings		(15,253)	(4,181)
Net proceeds from sale of vessels		—	16,514
Time deposits withdrawal		100	—
Net cash used in investing activities		$(20,702)	$(114,257)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	6	—	22,702
Repurchase of 2022 Notes, including premium	6	—	(239,183)
Repurchase of 2024 Notes, including premium	6	(29,070)	—
Proceeds from drawdown of credit facilities and sale and leaseback	6	60,000	461,805
Proceeds from 2027 USPP Notes	6	350,000	—
Repayment of credit facilities and sale and leaseback	6	(79,918)	(53,838)
Repayment of refinanced debt, including prepayment fees	6	(276,671)	(146,855)
Deferred financing costs paid		(9,264)	(7,916)
Net proceeds from offering of Class A common shares, net of offering costs	9	—	67,612
Cancellation of Class A common shares	9	(4,925)	—
Proceeds from offering of Series B preferred shares, net of offering costs	9	—	34,345
Class A common shares - dividend paid	9	(23,093)	(9,347)
Series B Preferred Shares - dividend paid	9	(4,768)	(3,495)
Net cash (used in)/provided by financing activities		$(17,709)	$125,830
Net increase in cash and cash equivalents and restricted cash		104,659	73,242
Cash and cash equivalents and restricted cash at beginning of the period		195,642	92,262
Cash and cash equivalents and restricted cash at end of the period		$300,301	$165,504

Supplementary Cash Flow Information:
Cash paid for interest		$25,297	$24,547
Non-cash investing activities:
Unpaid capitalized expenses		8,101	—
Unpaid drydocking expenses		7,417	1,890
Unpaid vessel expenditures		—	3,474
Non-cash financing activities:
Unpaid offering costs		—	63
Unpaid deferred financing costs		341	406
Unrealized gain on derivative assets		22,914	—

See accompanying notes to interim unaudited condensed consolidated financial statements

F-4

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2020	17,741,008	22,822	250,000	$177	$ —	$3	$586,355	$(121,794)	$—	$464,741
Issuance of Restricted Stock Units (Note 10)	45,313	—	—	—	—	—	1,704	—	—	1,704
Issuance of Class A common shares, net of offering costs	5,541,959	—	—	55	—	—	67,703	—	—	67,758
Conversion of Series C Preferred shares to Class A common shares (Note 9)	12,955,188	—	(250,000)	130	—	(3)	(127)	—	—	—
Net Income for the period	—	—	—	—	—	—	—	5,643	—	5,643
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(1,484)	—	(1,484)
Issuance of Series B Preferred shares, net of offering costs	—	4,356	—	—	—	—	10,696	—	—	10,696
Balance at March 31, 2021	36,283,468	27,178	—	$362	$ —	$ —	$666,331	$(117,635)	$—	$549,058

Issuance of Restricted Stock Units (Note 10)	—	—	—	—	—	—	150	—	—	150
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(209)	—	—	(209)
Net Income for the period	—	—	—	—	—	—	—	32,076	—	32,076
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(2,011)	—	(2,011)
Issuance of Series B Preferred shares, net of offering costs	—	9,594	—	—	—	—	23,649	—	—	23,649
Class A common shares dividend (Note 9)	—	—	—	—	—	—	—	(9,347)	—	(9,347)
Balance at June 30, 2021	36,283,468	36,772	—	$362	$ —	$ —	$689,921	$(96,917)	$—	$593,366

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2021	36,464,109	43,592	—	$365	$—	$—	$698,463	$13,498	$227	$712,553
Issuance of Restricted Stock Units (Note 10)	447,283	—	—	4	—	—	1,050	—	—	1,054
Other comprehensive income	—	—	—	—	—	—	—	—	17,283	17,283
Net Income for the period	—	—	—	—	—	—	—	72,566	—	72,566
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	—	—	(9,257)	—	(9,257)
Balance at March 31, 2022	36,911,392	43,592	—	$369	$ —	$ —	$699,513	$74,423	$17,510	$791,815

Issuance of Restricted Stock Units (Note 10)	—	—	—	—	—	—	1,051	—	—	1,051
Cancellation of Class A common shares	(184,684)	—	—	(2)	—	—	(4,923)	—	—	(4,925)
Other comprehensive income	—	—	—	—	—	—	—	—	5,760	5,760
Net Income for the period	—	—	—	—	—	—	—	56,915	—	56,915
Series B Preferred Shares dividend (Note 9)	—	—	—	—	—	—	—	(2,384)	—	(2,384)
Class A common shares dividend (Note 9)	—	—	—	—	—	—	—	(13,836)	—	(13,836)
Balance at June 30, 2022	36,726,708	43,592	—	$367	$ —	$ —	$695,641	$115,118	$23,270	$834,396

See accompanying notes to interim unaudited condensed consolidated financial statements

F-5

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.  Description of Business

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the “Poseidon Transaction”).

The Company’s business is to own and charter out containerships to leading liner companies.

In 2021, the Company contracted to purchase 23 vessels. Seven containerships of approximately 6,000 TEU each (the “Seven Vessels”) for an aggregate purchase price of $116,000. At the time of the transaction, the Company had agreed charters for all seven ships to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option; for two vessels these new charters commenced in the fourth quarter 2021, upon completion of pre-existing short charters. Four vessels were delivered in April 2021, two in May 2021 and the seventh vessel in July 2021.

From Borealis Finance LLC  12 containerships (the “Twelve Vessels”) for an aggregate purchase price of $233,890. At the time of the transaction, the ships were all on charter with leading liner operators, with remaining charter durations of three to 25 months. The Twelve Vessels were delivered in July 2021.

Four 5,470 TEU Panamax containerships (the “Four Vessels”) for an aggregate purchase price of $148,000. On delivery, the ships were chartered to Maersk Line operator for a firm period of three years, followed by a three-year extension at charterer’s option. Three vessels were delivered in September 2021 and the fourth vessel in October 2021.

With these additions and following the sale of La Tour on June 30, 2021, the Company’s fleet comprises 65 containerships with average age weighted by TEU capacity of 15.4 years.

The following table provides information about the 65 vessels owned as at June 30, 2022.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Marshall Islands	Zim Norfolk (ex UASC Al Khor)(11)	9,115	2015	2Q27
Penelope Marine LLC	Marshall Islands	Maira XL	9,115	2015	3Q27
Telemachus Marine LLC (3)	Marshall Islands	Anthea Y	9,115	2015	3Q23
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	2Q27(4)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	3Q24(5)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	3Q23(5)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	3Q23(5)
Alexander Marine LLC	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,840	2002	3Q24
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,840	2002	3Q23
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz	6,621	2001	4Q25
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24

F-6

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1. Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	2Q24(6)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q24(6)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	4Q24(6)
GSL Violetta LLC (3)	Liberia	GSL Violetta	6,008	2000	4Q24(6)
GSL Tegea LLC	Liberia	GSL Tegea	5,992	2001	3Q24(6)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,992	2001	3Q24(6)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	3Q24(6)
Tasman Marine LLC	Marshall Islands	Tasman	5,936	2000	2Q23(7)
Hudson Marine LLC	Marshall Islands	Zim Europe	5,936	2000	1Q24
Drake Marine LLC	Marshall Islands	Ian H	5,936	2000	2Q24
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q24(8)
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	4Q24(8)
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q24(8)
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	4Q24(8)
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q25
Zeus One Marine LLC	Marshall Islands	Orca I	5,095	2006	2Q24(9)
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q26
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q26
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q22
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q26
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	1Q23
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,404	2013	2Q23
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,404	2013	3Q25
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	4Q24
Global Ship Lease 62 LLC	Liberia	Matson Molokai	2,824	2007	2Q25
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	4Q22
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	2Q25
Pericles Marine LLC	Marshall Islands	Athena	2,762	2003	2Q24
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	3Q22
Global Ship Lease 65 LLC	Liberia	tbr GSL Chloe (11)	2,546	2012	4Q24
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	4Q22
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	1Q23
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,506	2000	1Q23
Athena Marine LLC	Marshall Islands	Newyorker	2,506	2001	1Q24
Global Ship Lease 38 LLC	Liberia	Manet	2,272	2001	4Q24
Global Ship Lease 40 LLC	Liberia	Keta	2,207	2003	1Q25
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	1Q23
Global Ship Lease 45 LLC	Liberia	Kumasi	2,207	2002	1Q25
Global Ship Lease 44 LLC	Liberia	Akiteta	2,207	2002	4Q24
Global Ship Lease 67 LLC	Liberia	GSL Amstel	1,118	2008	3Q23

F-7

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)

(1)	All subsidiaries are 100% owned, either directly or indirectly;
(2)	Twenty-foot Equivalent Units;
(3)	Currently, under a sale and leaseback transaction (see note 2g);
(4)	GSL Ningbo was forward fixed to a leading liner company for minimum 48 months – maximum 52 months. The new charter is scheduled to commence in July 2023;
(5)	GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year each at the option of the charterer. The first of these extension options was exercised for both vessels in 2Q 2022 and will commence in 3Q 2022;
(6)	GSL Arcadia, GSL Melita, GSL Maria, GSL Violetta, GSL Tegea, GSL Dorothea, GSL MYNY. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey;
(7)	Tasman. 12-month extension at charterer’s option was exercised in 2Q 2022 and will commence in 3Q 2022;
(8)	GSL Kithira, GSL Tripoli, GSL Syros, GSL Tinos were chartered for a period of three years, after which the charterer has the option to extend each charter for a further three years;
(9)	Orca I. After the initial firm period of the charter, the charterer has the option to extend the charter for a further 12-14 months;
(10)	“tbr” means “to be renamed”;
(11)	On May 22, 2022, UASC Al Khor was renamed Zim Norfolk.

 2. Summary of Significant Accounting Policies and Disclosures

(a)	Basis of Presentation

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2021 filed with the Securities and Exchange Commission on March 24, 2022 in the Company’s Annual Report on Form 20-F. The Company has made reclassifications totalling $3,056 to the prior year cash flow to correct the classification of certain financing outflows and align to the current year presentation.

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. Currently, the Company has various other contracts that reference LIBOR. The Company has modified one contract to replace LIBOR with SOFR and elected to apply the modification accounting. There was no impact to the Company’s interim unaudited condensed consolidated financial statements for the six months ended June 30, 2022 as a result of adopting this standard update.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, business closures, quarantines, travel restrictions, and physical distancing requirements. These actions have caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

While the Company cannot predict the long-term economic impact of the COVID-19 pandemic, it will continue to actively monitor the situation and may take further actions altering the Company’s business operations that it determines are in the best interests of its employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where the Company operates. As a result, many of the Company’s estimates and assumptions required increased judgement and carry a higher degree of variability and volatility. The ultimate effects that any such alterations or modifications may have on the Company’s business are not clear, including any potential negative effects on its business operations and financial results.

F-8

Global Ship Lease, Inc. Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued) (Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(b)	Principles of Consolidation

The accompanying interim unaudited condensed consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited condensed consolidated financial statements.

(c)	Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at note 2(e) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2022 and for the year ended December 31, 2021.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

F-9

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(e)	Intangible assets and liabilities - charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities -charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

(f)	Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

During the six months ended June 30, 2022 and 2021, the Company evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the six months ended June 30, 2022 and 2021.

F-10

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(g)	Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification.  Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of June 30, 2022 and December 31, 2021, current and non-current portion from straight line, amounting to $6,592 and $2,866, respectively and $13,123 and $14,010, respectively, are presented in the interim unaudited condensed Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During 2021, the Company entered into six agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the six agreements as financing transactions.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

F-11

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(h)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, time deposits, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $6,648 as at June 30, 2022 was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based.” In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs - Level 2 inputs). As of June 30, 2022 and December 31, 2021, the Company recorded a derivative asset of $52,159 and $7,227, respectively.

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 7). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

F-12

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2. Summary of Significant Accounting Policies and Disclosures (continued)

(h)	Fair Value Measurement and Financial Instruments (continued)

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

(i)	Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million (“December 2021 hedging"), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This Transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative asset”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20. DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

In February 2022, the Company further purchased two interest rate caps with an aggregate notional amount of $507.9 million. The first interest rate cap of $253.9 million which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $6,648 as at June 30, 2022 was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see note 5).

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. No amount of ineffectiveness was included in net income for the six months ended June 30, 2022 and the year ended December 31, 2021. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

(j)	Recent accounting pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited condensed consolidated financial statements.

F-13

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3. Vessels in Operation

	Vessel Cost, as adjusted for impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2021	$1,297,785	$(157,202)	$1,140,583

Additions	603,514	—	603,514
Disposals	(23,167)	14,445	(8,722)
Depreciation	—	(52,559)	(52,559)
As of December 31, 2021	$1,878,132	$(195,316)	$1,682,816

Additions	6,391	—	6,391
Depreciation	—	(34,008)	(34,008)
As of June 30, 2022	$1,884,523	$(229,324)	$1,655,199

2021 Vessels acquisitions

In September and October 2021, the Company took delivery of the Four Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
GSL Tripoli	5,470	2009	37,000	September 1, 2021
GSL Tinos	5,470	2010	37,500	September 9, 2021
GSL Syros	5,470	2010	37,500	September 13, 2021
GSL Kithira	5,470	2009	36,000	October 13, 2021

The charters of the Four vessels resulted in an intangible liability of $17,100 that was recognized and will be amortized over the remaining useful life of the charters.

In July 2021, the Company took delivery of the Twelve Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery Date
GSL Susan	4,363	2008	20,740	July 29, 2021
GSL Rossi	3,421	2012	21,580	July 29, 2021
GSL Alice	3,421	2014	23,150	July 29, 2021
GSL Melina	3,404	2013	23,990	July 29, 2021
GSL Eleftheria	3,404	2013	26,870	July 29, 2021
GSL Mercer	2,824	2007	20,750	July 29, 2021
GSL Lalo	2,824	2006	13,320	July 29, 2021
Matson Molokai	2,824	2007	16,430	July 15, 2021
GSL Elizabeth	2,741	2006	13,910	July 28, 2021
tbr GSL Chloe	2,546	2012	22,320	July 29, 2021
GSL Maren	2,546	2014	23,270	July 29, 2021
GSL Amstel	1,118	2008	7,560	July 29, 2021

The charters in place at the time of the purchase of the Twelve Vessels resulted in an intangible liability of $76,193 that was recognized and will be amortized over the remaining useful life of the charters.

F-14

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)

In April, May and July 2021, the Company took delivery of the Seven Vessels as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery Date
GSL MYNY	6,008	2000	17,600	July 28, 2021
GSL Melita	6,008	2001	15,500	May 25, 2021
GSL Violetta*	6,008	2000	17,300	April 28, 2021
GSL Maria*	6,008	2001	16,600	April 28, 2021
GSL Arcadia	6,008	2000	18,000	April 26, 2021
GSL Dorothea	5,992	2001	15,500	April 26, 2021
GSL Tegea	5,992	2001	15,500	May 17, 2021

*	The charters of these vessels resulted in an intangible liability of $3,051 that was recognized and was fully amortized over the remaining useful life of the charters.

2021 Sale of Vessel

On June 30, 2021, the Company sold La Tour for net proceeds of $16,514, and the vessel was released as collateral under the Company’s $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Credit Facility”). The net gain from the sale of vessel was $7,770.

Impairment

The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed during the six months ended June 30, 2022.

Collateral

As of June 30, 2022, 20 vessels were pledged as collateral under the 5.69% Senior Secured Notes due 2027 and 40 vessels under the Company’s loan facilities. Five vessels were unencumbered as of June 30, 2022.

Advances for vessels acquisitions and other additions

As of June 30, 2022, and December 31, 2021, there were no advances for vessel acquisitions, as all vessels had been delivered as at these dates. As of June 30, 2022, and December 31, 2021, the Company had advances for other vessel additions mainly for ballast water treatment systems totaling $5,642 and $6,139, respectively.

4. Intangible Liabilities- Charter Agreements

Intangible Liabilities- Charter Agreements as of June 30, 2022 and December 31, 2021 consisted of the following:

	June 30, 2022	December 31, 2021
Opening balance	$55,376	$4,462
Additions	—	96,344
Amortization	(23,420)	(45,430)
Total	$31,956	$55,376

Intangible liabilities are related to (i) acquisition of the Seven, the Twelve and the Four Vessels, and (ii) management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger (see note 1). These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income.

F-15

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Intangible Liabilities- Charter Agreements (continued)

Amortization income of intangible liabilities-charter agreements for each of the six months ended June 30, 2022 and 2021 was $23,420 and $2,461, including related party amortization of intangible liabilities-charter agreements of $5,385 and $1,004 for each of the six months ended June 30, 2022 and 2021, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to June 30, 2026 is estimated to be as follows:

Amount
June 30, 2023	$23,120
June 30, 2024	6,179
June 30, 2025	2,383
June 30, 2026	274
$31,956

The weighted average useful lives are 1.45 years for the remaining intangible liabilities-charter agreements terms.

5. Derivative Assets

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484.1 million, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above beyond the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507.9 million of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the positive fair value adjustment of $6,648 as at June 30, 2022 was recorded through Interim Unaudited Condensed Consolidated Statements of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially, $253.9 million) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged.

	June 30, 2022	December 31, 2021
Opening balance	$7,227	$—
Derivative asset premium	15,370	7,000
Unrealized gain on derivative assets	22,914	227
Fair value adjustment on derivative asset	6,648	—
Closing balance	$52,159	$7,227
Less: Current portion of derivative assets	(18,937)	(533)
Non-current portion of derivative assets	$33,222	$6,694

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. No amount of ineffectiveness was included in net income for the six months ended June 30, 2022 and for the year ended December 31, 2021. The Company will continue to assess the effectiveness of the hedge on an ongoing basis.

F-16

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt

Facilities	June 30, 2022	December 31, 2021
2027 USPP Notes (a)	$350,000	$—
E.SUN, MICB, Cathay, Taishin Credit Facility (b)	55,500	—
Sinopac Credit Facility (c)	10,740	11,580
HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (d)	116,000	132,000
Deutsche Credit Facility (e)	47,020	49,345
HCOB Credit Facility (f)	48,819	56,844
CACIB, Bank Sinopac, CTBC Credit Facility (g)	46,600	49,150
New Hayfin Credit Facility (h)	—	204,129
Chailease Credit Facility (i)	4,788	5,568
2024 Notes (j)	89,020	117,520
Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (k)	197,200	213,200
Blue Ocean Junior Credit Facility (k, l)	—	26,205
Hellenic Bank Credit Facility (m)	—	41,700
	$965,687	$907,241
2022 Notes (n)	—	233,436
Less redemptions and repurchases (n)	—	(233,436)
2022 Notes (n)	$—	$—
Total credit facilities	$965,687	$907,241
Sale and Leaseback Agreement CMBFL – $120,000 (o)	102,538	115,238
Sale and Leaseback Agreement CMBFL – $54,000 (p)	45,900	49,950
Sale and Leaseback Agreement – Neptune $14,735 (q)	11,559	13,147
Total Sale and Leaseback Agreements	$159,997	$178,335
Total borrowings	$1,125,684	$1,085,576
Less: Current portion of long-term debt	(236,939)	(153,641)
Less: Current portion of Sale and Leaseback Agreements (o,p,q)	(36,675)	(36,675)
Plus: Original issue premium of 2024 Notes (j)	1,345	1,588
Less: Deferred financing costs (s)	(20,226)	(16,714)
Non-current portion of Long-Term Debt	$833,189	$880,134

a)	Private Placement of 5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private offering of $350,000 of privately rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 USPP Notes”) to a limited number of accredited investors. Pricing on June 1, 2022 was based on Interpolated interest rate 2.84% plus a margin 2.85%.

The Company used the net proceeds primarily from the private placement for the repayment of the remaining outstanding balances on its New Hayfin Credit Facility and the Hellenic Bank Credit Facility (releasing five unencumbered vessels), and our 2024 Notes. The remaining amount of net proceeds were, or are expected to be, used for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note shall be paid in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

F-17

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

a)	Private Placement of 5.69% Senior Secured Notes due 2027(continued)

The 2027 USPP Notes are senior obligations of the Issuer, secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer the (“Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 USPP Notes are fully and unconditionally guaranteed by the Company.

As of June 30, 2022, the outstanding balance of this facility was $350,000.

b)	$60.0 Million E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company via its subsidiaries Zeus One Marine LLC, Hephaestus Marine LLC and Pericles Marine LLC, entered into a new syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”). The Company using a portion of the net proceeds from this credit facility fully prepaid the outstanding amount of the Blue Ocean Junior Credit facility, amounting to $26,205 plus a prepayment fee of $3,968. All three tranches were drawn down in January 2022.

The new Facility is repayable in 8 equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $55,500.

c)	$12.0 Million Sinopac Capital International Credit Facility

On August 27, 2021, the Company via its subsidiary Global Ship Lease 42 LLC entered into a secured credit facility for an amount of $12,000 with Sinopac Capital International (HK) Limited (“Sinopac Credit Facility”), partially used to fully refinance the Hayfin Credit Facility. The full amount was drawn down in September 2021 and the credit facility has a maturity in September 2026.

The new Facility is repayable in 20 equal consecutive quarterly instalments of $420 with a final balloon of $3,600 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $10,740.

d)	$140.0 Million HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company entered into a facility with Credit Agricole Corporate and Investment Bank (“CACIB”), Hamburg Commercial Bank AG (“HCOB”), E.Sun Commercial Bank, Ltd (“ESUN”), CTBC Bank Co. Ltd. (“CTBC”) and Taishin International Bank (“Taishin”) for a total of $140,000 to finance the acquisition of the Twelve Vessels. The full amount was drawdown in July 2021 and the credit facility has a maturity in July 2026.

The Facility is repayable in 6 equal consecutive quarterly instalments of $8,000, 8 equal consecutive quarterly instalments of $5,400 and 6 equal consecutive quarterly instalments of $2,200 with a final balloon of $35,600 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $116,000.

F-18

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

e)	$51.7 Million Deutsche Bank AG Credit Facility

On May 6, 2021, the Company via its subsidiary Laertis Marine LLC entered into a secured facility for an amount of $51,670 with Deutsche Bank AG in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,527.

The new Facility is repayable in 20 equal consecutive quarterly instalments of $1,162.45 with a final balloon of $28,421 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $47,020.

f)	$64.2 Million Hamburg Commercial Bank AG Credit Facility

On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB Credit Facility” for an amount of up to $64,200 in order to finance the acquisition of six out of the Seven Vessels.

Tranche A, E and F amounting to $32,100 were drawn down in April 2021 and have a maturity date in April 2025, Tranche B and D amounting to $21,400 were drawn down in May 2021 and have a maturity date in May 2025, and Tranche C amounting to $10,700 was drawn down in July 2021 and has a maturity date in July 2025.

Each Tranche of the Facility is repayable in 16 equal consecutive quarterly instalments of $668.75.

This facility bears interest at LIBOR plus a margin of 3.50% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $48,819.

g)	$51.7 Million CACIB, Bank Sinopac, CTBC Credit Facility

On April 13, 2021, the Company via its subsidiary Penelope Marine LLC entered into a secured facility for an amount of $51,700 in order to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $48,648. The secured credit facility has a maturity in April 2026.

The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), Bank Sinopac Co. Ltd. (“Bank Sinopac”) and CTBC Bank Co. Ltd. (“CTBC”).

The Facility is repayable in 20 equal consecutive quarterly instalments of $1,275 with a final balloon of $26,200 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 2.75% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this facility was $46,600.

h)	$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP

On January 7, 2021, the Company entered into the New Hayfin Credit Facility amounting to $236,200, and on January 19, 2021, the Company drew down the full amount under this facility. The proceeds from the New Hayfin Credit Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021, see note 6m below. The New Hayfin Credit Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6,560, along with a balloon payment at maturity. The New Hayfin Credit Facility is secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary. On June 30, 2021, due to the sale of La Tour, the Company additionally repaid $5,831, and the vessel was released as collateral under the Company’s New Hayfin Credit Facility. On June 16, 2022, the Company used a portion of the proceeds from the private placement for the full prepayment of the remaining outstanding balance $197,569 plus a prepayment fee of $11,229. As of June 30, 2022, the outstanding balance of this facility was $nil.

F-19

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

i)	$9.0 Million Chailease Credit Facility

On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility was used for the refinance of DVB Credit Facility.

The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 4.20% per annum.

As of June 30, 2022, the outstanding balance of this facility was $4,788.

j)	Redemption of 8.00% Senior Unsecured Notes due 2024

On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.

The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.

On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent could offer and sell from time to time newly issued 2024 Notes.

In July 2021, the Company agreed to purchase the Twelve Vessels for an aggregate purchase price of $233,890, part of which was financed by the issuance of $35,000 2024 Notes to the sellers. The remaining purchase price was financed by cash on hand and a new syndicated credit facility for a total of $140,000 (see note 6d).

On April 5, 2022 the Company completed the partial redemption of $28,500 aggregate principal amount of the Notes (the “Redeemed Notes”) at a redemption price equal to 102.00% of the principal amount thereof plus accrued and unpaid interest. Upon completion of the redemption the outstanding aggregate principal amount of the 2024 Notes was $89,020. Total loss on partial redemption was $570 and is recorded within the interim unaudited condensed Consolidated Statements of Income for the six months ended June 30, 2022 in line “Interest and other finance expenses”.

As of June 30, 2022, the outstanding aggregate principal amount of the 2024 notes was $89,020 including an amount of $85,895 that comprises of newly issued 2024 notes under the At Market Issuance Sales Agreement. The outstanding balance, including the unamortized balance of the original issue premium, was $90,365.

On July 18, 2022, the 2024 Notes were fully repaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 USPP Notes, pursuant to a note purchase agreement, dated June 14, 2022.

k)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company,Siemens, CTBC, Bank Sinopac, Palatine)

On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.

The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), First-Citizens & Trust Company, Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).

Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.

F-20

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

k)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine) (continued)

Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024. In January 2022, the Company agreed a new senior secured debt facility to refinance its outstanding Syndicated Senior Secured Credit Facility, which extended the maturity date from September 2024 to December 2026, amended certain covenants in the Company’s favor at an unchanged rate of LIBOR + 3.00%.On July 1, 2022, the interest rate is SOFR plus a margin of 3.00% plus Credit Adjustment Spread (“CAS”) and is payable at each quarter end date.

As of June 30, 2022, the outstanding balance of this facility was $197,200.

l)	$38.5 Million Blue Ocean Junior Credit Facility

On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 6k).

The Company fully drew down the facility on September 23, 2019 and it was scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024. This facility bears interest at 10.00% per annum.

During the year ended December 31, 2021, the Company used a portion of the net proceeds from the at-the-market issuance programs to prepay an amount of $12,295 under this facility plus a prepayment fee of $1,618.

On January 19, 2022, the Company used a portion of the net proceeds from the new facility agreement entered on December 30, 2021 with E.SUN, MICB, Cathay, Taishin, to fully prepay the amount of $26,205 under this facility, plus a prepayment fee of $3,968. Following these prepayments, as of June 30, 2022, the outstanding balance of this facility was $nil.

m)	$59.0 Million Hellenic Bank Credit Facility

On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.

An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.

A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.

The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.

On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth.

Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.

This facility bears interest at LIBOR plus a margin of 3.90% per annum.

On June 24 2022, the Hellenic Bank credit Facility was fully prepaid by the Company using a portion of the net proceeds from the private placement of $350,000 aggregate principal amount of its 2027 USPP Notes, pursuant to a note purchase agreement, dated June 14, 2022.

As of June 30, 2022, the outstanding balance of this facility was $nil.

F-21

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)
n)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. The 2022 Notes were fully redeemed in January 2021.

Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on 16 of our vessels at that time and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.

On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During the year ended December 31, 2020, the Company purchased $15,287 of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.

On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Credit Facility, see note 6h above, and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds was $10,642 and is recorded within the interim unaudited condensed Consolidated Statements of Income for the six months ended June 30, 2021 as interest expense.

o)	$120.0 Million Sale and Leaseback agreements – CMBFL Four Vessels

On August 26, 2021, the Company via its subsidiaries Global Ship Lease 68 LLC, Global Ship Lease 69 LLC, Global Ship Lease 70 LLC and Global Ship Lease 71 LLC, entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels. As at September 30, 2021, the Company had drawdown a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021 together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement will be repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bear interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of these sale and lease back agreements was $102,538.

p)	$54.0 Million Sale and Leaseback agreement – CMBFL

On May 20, 2021, the Company via its subsidiary Telemachus Marine LLC entered into a $54,000 sale and leaseback agreement with CMB Financial Leasing Co. Ltd. (“CMBFL”) to refinance one of the three previous tranches of the $180,500 Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022, of an amount $46,624. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability.

F-22

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)
p)	$54.0 Million Sale and Leaseback agreement – CMBFL (continued)

The sale and leaseback agreement will be repayable in eight equal consecutive quarterly instalments of $2,025 each and 20 equal consecutive quarterly instalments of $891 with a repurchase obligation of $19,980 on the final repayment date.

The sale and leaseback agreement matures in May 2028 and bears interest at LIBOR plus a margin of 3.25% per annum payable quarterly in arrears.

In May 2021, on the actual delivery date of the vessel, the Company drew $54,000, which represented vessel purchase price $75,000 less advanced hire of $21,000, which advanced hire neither bore any interest nor was refundable and was set off against payment of the purchase price payable to the Company by the unrelated third party under this agreement.

As of June 30, 2022, the outstanding balance of this sale and leaseback agreement was $45,900.

q)	$14.7 Million Sale and Leaseback agreement – Neptune Maritime Leasing

On May 12, 2021, the Company via its subsidiary GSL Violetta LLC entered into a $14,735 sale and leaseback agreement with Neptune Maritime Leasing (“Neptune”) to finance the acquisition of GSL Violetta delivered in April 2021. The Company has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. In May 2021, the Company drew $14,735 under this agreement.

The sale and leaseback agreement will be repayable in 15 equal consecutive quarterly instalments of $793.87 each and four equal consecutive quarterly instalments of $469.12 with a repurchase obligation of $950 on the last repayment date.

The sale and leaseback agreement matures in February 2026 and bears interest at LIBOR plus a margin of 4.64% per annum payable quarterly in arrears.

As of June 30, 2022, the outstanding balance of this sale and leaseback agreement was $11,559.

r)	Repayment Schedule

Maturities of long-term debt for the periods subsequent to June 30, 2022 are as follows:

Payment due by period ending	Amount
June 30, 2023	$273,614
June 30, 2024	182,654
June 30, 2025	150,043
June 30, 2026	170,808
June 30, 2027	194,751
June 30, 2028 and thereafter	153,814
$1,125,684

s)	Deferred Financing Costs

	June 30, 2022	December 31, 2021
Opening balance	$16,714	$11,203
Expenditure in the period	9,605	13,790
Amortization included within interest expense	(6,093)	(8,279)
Closing balance	$20,226	$16,714

During 2022, total costs amounting to $1,066 were incurred in connection with the Syndicated Senior Secured Credit facility (see note 6k), $1,180 in connection with E.SUN, MICB, Cathay, Taishin credit facility (see note 6b) and $7,359 in connection with the 2027 USPP Notes.

F-23

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6. Long-Term Debt (continued)

s)	Deferred Financing Costs (continued)

During 2021, total costs amounting $434 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 6j). In addition, total costs amounting $4,049 were incurred in connection with the New Hayfin Credit Facility (see note 6h), $777 in connection with the Deutsche Credit Facility (see note 6e), $1,386 in connection with the HCOB Credit Facility (see note 6f), $191 in connection with the Neptune sale and leaseback agreement (see note 6q), $984 in connection with the CACIB, Bank Sinopac, CTBC Credit Facility (see note 6g), $945 in connection with the CMBFL sale and lease back agreement (see note 6p), $252 in connection with the Sinopac Credit Facility (see note 6c), $2,852 in connection with the HCOB, CACIB Credit Facility (see note 6d) for financing the acquisition of the Twelve Vessels and $1,920 in connection with the Sale and Leaseback agreements with CMBFL for the Four Vessels (see note 6o) that were drawn down during the year ended December 31, 2021.

t)	Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with, or remedied.

As of June 30, 2022, and December 31, 2021, the Company was in compliance with its debt covenants.

7. Related Party Transactions

CMA CGM is presented as a related party due to the fact that as of December 31, 2021, it was a shareholder, owning Class A common shares representing 8.4% of voting rights in the Company. As of May 27, 2022, CMA CGM following the sale of its shares, is not anymore Company’s shareholder. Revenue and expenses recorded on Interim Unaudited Condensed Consolidated Statements of Income for CMA CGM are up to May 27, 2022.

Time Charter Agreements

A number of the Company’s time charter arrangements are with CMA CGM, representing 28.79% in the six months ended June 30, 2022 and 33.8% of gross revenues in the year ended December 31, 2021. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the Interim Unaudited Condensed Consolidated Statements of Income.

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, among other things, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of June 30, 2022 and December 31, 2021, Technomar provided all day-to-day technical ship management services for all but the Twelve Vessels which were delivered in July 2021. Another third party provided such management on the Twelve Vessels, from the time of their delivery in July 2021 until a change of management for six of them in September 2021 to Technomar, and the remaining six vessels continued to be outsourced for day-to-day technical management to the third-party manager. The management fees charged to the Company by third party managers for the six months ended June 30, 2022 and 2021, amounted to $739 and $nil, respectively, and are shown in “Vessels operating expenses” in the interim unaudited condensed Consolidated Statements of Income. Technomar continues to supervise management for the six outsourced vessels.

F-24

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Related Party Transactions (continued)

The management fees charged to the Company by Technomar for the six months ended June 30, 2022, amounted to $8,609 (six months ended June 30, 2021 - $6,868) and are shown under “Vessels operating expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Additionally, as of June 30, 2022, outstanding receivables due from Technomar totaling $773 are presented under “Due from related parties” (December 31, 2021 - $1,785).

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the commercial management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos, the agreements were effective from the date of the completion of the Poseidon Transaction; for the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction till refinance of 2022 Notes which took place on January 2021, an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to all vessels delivered up to June 30, 2022; for all new acquired vessels during 2019 and going forward, the agreements were effective upon acquisition.

The fees charged to the Company by Conchart for the six months ended June 30, 2022 amounted to $2,950 (six months ended June 30, 2021: $1,470) and are disclosed within “Time charter and voyage expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totaling to $602 and $41 as of June 30, 2022 and December 31, 2021, respectively.

8. Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 65 vessels as at June 30, 2022 is as follows:

Period ending	Amount
June 30, 2023	$577,190
June 30, 2024	484,611
June 30, 2025	247,023
June 30, 2026	115,300
Thereafter	71,951
Total minimum lease revenue, net of address commissions	$1,496,075

9. Share Capital

Common shares

As of June 30, 2022, the Company has one class of Class A common shares.

Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 10). In April 2020, 184,270 shares were issued under grants made under the 2019 Omnibus Incentive Plan (the “2019 Plan”). In 2021, 747,604 Class A common shares were issued under the 2019 Plan.

During the six months ended June 30, 2022, a further 447,283 Class A common shares were issued under the 2019 Plan.

On January 20, 2021, upon the redemption in full of the 2022 Notes, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert an aggregate of 250,000 Series C Perpetual Convertible Preferred Shares, representing all such shares outstanding, into Class A common shares of the Company, resulting in issuance of an aggregate of 12,955,188 Class A common shares to Kelso.

F-25

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital (continued)

Common shares (continued)

On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intended to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,758. On September 1, 2021, the Company purchased 521,650 shares and retired them, reducing the issued and outstanding shares. On April 12, 2022, and April 18, 2022, the Company repurchased 159,154 and 25,530 Class A common shares, respectively, reducing the issued and outstanding shares. As at June 30, 2022, the Company had 36,726,708 Class A common shares outstanding.

On April 13, 2021, Kelso and Maas Capital Investments B.V. sold an aggregate of 5,175,000 Class A common shares which they held in an underwritten public offering at $12.50 per share (including 675,000 Class A common shares that were sold pursuant to the underwriters’ exercise, in full, of their option to purchase additional shares). The Company did not receive any proceeds from this sale of Class A Common Shares.

On May 10, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the first quarter 2021, paid on June 3, 2021 to common shareholders of record as of May 24, 2021, amounting to $9,347.

On August 5, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the second quarter 2021, paid on September 3, 2021 to common shareholders of record as of August 23, 2021, amounting to $9,358.

On November 2, 2021, the Company announced a dividend of $0.25 per Class A common share from the earnings of the third quarter 2021 paid on December 2, 2021 to common shareholders of record as of November 22, 2021, amounting to $9,235.

On November 22, 2021, the Board of Directors announced its intention to increase the quarterly dividend to be paid to common shareholders by 50% to $0.375 per share, with effect from the first quarter of 2022.

On February 10, 2022, the Company announced a dividend of $0.25 per Class A common share from the earnings of the fourth quarter of 2021 paid on March 4, 2022 to common shareholders of record as of February 22, 2022, amounting to $9,257.

On May 9, 2022, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2022 paid on June 2, 2022, to common shareholders of record as of May 24, 2022 amounting to $13,836.

Preferred shares

On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company’s Series B Preferred Shares (the “Depositary Share ATM Program”). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during year ended December 31, 2020, the Company issued 839,442 depositary shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds of $18,847. During the year ended December 31, 2021, the Company issued 2,076,992 depositary shares (representing an interest in 20,770 Series B Preferred Shares) for net proceeds of approximately $51,234. As of June 30, 2022, the Company had 43,592 Series B Preferred Shares outstanding.

On August 20, 2014, the Company issued 1,400,000 Series B Preferred Shares. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited condensed Consolidated Statements of Changes in Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

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Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10. Share-Based Compensation

On February 4, 2019, the 2019 Plan was adopted. The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any calendar year is 12,500 shares or $100,000.

In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the 2019 Plan. In 2021, the Board of Directors approved additional awards of 61,625 of Class A common shares under the 2019 Omnibus Incentive Plan (the “2019 Plan”) resulting in a total amount of awards totaling up to 1,421,000 shares. In July 2021, the Board of Directors approved the issuance of 17,720 shares to one member of senior management as a special bonus.

The 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche was to vest conditioned only on continued service over the three-year period which commenced January 1, 2019. Tranches two, three and four would vest when the Company’s stock price exceeded $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020, the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 1,008,253 incentive shares vested in the year ended December 31, 2021. Of the total of 430,467 incentive shares which vested up to December 31, 2020, 184,270 were settled and issued as Class A common shares in April 2020. A further 747,604 Class A common shares were settled and issued during the year ended December 31, 2021. A total of 1,438,720 incentive shares had vested as at December 31, 2021, of which 931,874 had been issued.

On September 29, 2021, the Compensation Committee and the Board of Directors approved an increase of 1,600,000 in the aggregate number of Class A common shares available for issuance as awards under the Plan and approved new awards to senior management, totaling 1,500,000 shares of incentive stock, in three tranches with a grant date October 1, 2021. The first tranche, representing 55% of the total, is to vest quarterly conditioned only on continued service over the four-year period which commenced October 1, 2021. Tranches two and three, each representing 22.5% of the total, will vest quarterly up to September 30, 2025, when the Company’s stock price exceeds $27.00 and $30.00, respectively, over a 60-day period. The Board of Directors also increased the number of Class A common shares that could be issued to any non-employee director in any calendar year to 100,000 shares and approved stock-based awards to non-executive directors under the 2019 Plan totalling 105,000 shares of incentive stock to vest in a similar manner to those awarded to senior management. During May 2022, the unvested shares attributable to the one director who stood down were reallocated, pro-rata, to a new appointee. During June 2022, the unvested shares attributable to the one director who stood down were forfeit. No award has been made for the new appointee.

During the six months ended June 30, 2022 and, in the year, ended December 31, 2021, 110,080 and 55,175 incentive shares vested, respectively, under the new awards.

Of the total incentive shares which vested under both plans up to June 30, 2022, 224,818 had not been issued.

Share based awards since January 1, 2021, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2021	928,908	$3.79	n/a
Granted in March 2021	61,625	11.72	n/a
Granted in July 2021	17,720	16.93	n/a
Granted in October 2021	1,605,000	10.51	n/a
Vested in year ended December 31, 2021	(1,063,428)	n/a	16.59
Unvested as at December 31, 2021	1,549,825	$10.51	n/a
Vested in six months ended June 30, 2022	(110,080)	n/a	22.52
Cancelled in May 2022	(13,716)	n/a	n/a
Unvested as at June 30, 2022	1,426,029	$10.51	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

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Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10. Share-Based Compensation (continued)

For the six months ended June 30, 2022 and 2021, the Company recognized a total of $2,105 and $1,854, respectively, in respect of stock based compensation.

11. Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders.

At June 30, 2022 and December 31, 2021, there were 1,426,029 and 1,549,825, respectively, shares of incentive share grants unvested as part of senior management’s and non-executive directors incentive awards approved on September 29, 2021.

	Six months ended June 30,
	2022	2021
Numerator:
Net income available to common shareholders:	$124,713	$34,224
Class A, basic and diluted

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	36,578,297	34,136,307
Plus weighted average number of RSUs with service conditions	171,111	31,786
Common share and common share equivalents, dilutive	36,749,408	34,168,093

Basic earnings per share:
Class A	3.41	1.00

Diluted earnings per share:
Class A	3.39	1.00

12. Subsequent events

On August 4, 2022, the Company announced a dividend of $0.375 per Class A common share from the earnings of the second quarter of 2022 to be paid on September 2, 2022 to common shareholders of record as of August 23, 2022.

On July 18, 2022, the 2024 Notes were fully repaid by the Company using a portion of the proceeds from the offering of $350,000 aggregate principal amount of its 2027 USPP Notes, pursuant to a note purchase agreement, dated June 14, 2022.